Pangea Organics Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Pangea Organics Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 10, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	435,727	115,808
Accounts Receivable	107,159	417,608
Prepaid Expenses	92,889	-
Inventory	1,723,043	883,028
Total Current Assets	2,358,817	1,416,444
Non-current Assets		
Intangible Assets: Trademark and Website, net of Accumulated Amortization	233,401	260,023
Total Non-Current Assets	233,401	260,023
TOTAL ASSETS	2,592,218	1,676,467
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	381,842	257,237
Accrued Expenses	10,173	97,477
Notes Payable	4,997	-
Convertible Notes	3,550,000	-
Convertible Notes - Related Party	1,350,000	-
Revenue-Based Financing and Factoring Debt	247,395	453,501
Sales Tax Payable	14,591	5,129
Total Current Liabilities	5,558,998	813,344
Long-term Liabilities		
Notes Payable	144,903	237,800
Convertible Notes	50,000	1,050,000
Convertible Notes - Related Party	-	1,350,000
Accrued Interest	68,159	2,210
Accrued Interest - Related Parties	400,912	334,637
Redeemable, Convertible Preferred Stock	2,677,661	2,600,630
Total Long-Term Liabilities	3,341,635	5,575,277
TOTAL LIABILITIES	8,900,632	6,388,621
EQUITY		
Common Stock	20,391	20,391
Accumulated Deficit	(6,328,805)	(4,732,545)
Total Equity	(6,308,414)	(4,712,154)
TOTAL LIABILITIES REDEEMABLE, CONVERTIBLE PREFERRED STOCK AND EQUITY	2,592,218	1,676,467

Statement of Operations

	Year Ended December 31, 2021	2020
Revenue	1,858,300	2,260,754
Cost of Revenue	774,608	973,234
Gross Profit	1,083,693	1,287,520
Operating Expenses		
Advertising and Marketing	677,384	402,871
General and Administrative	1,770,796	1,566,251
Bad Debt Expense	22,205	5,644
Rent and Lease	800	-
Depreciation	-	2,620
Amortization	26,622	26,622
Total Operating Expenses	2,497,806	2,004,008
Operating Income (loss)	(1,414,114)	(716,487)
Other Income		
Interest Income	6,931	6,083
Other	87,900	5,472
Total Other Income	94,831	11,554
Other Expense		
Interest Expense	199,948	342,567
Total Other Expense	199,948	342,567
Earnings Before Income Taxes	(1,519,230)	(1,047,499)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(1,519,230)	(1,047,499)

Statement of Changes in Redeemable, Convertible Preferred Shares and Stockholder Equity

	Redeemable, Convertible Series A Preferred Stock		Redeemable, Convertible Series B Preferred Stock		Voting Common Stock			
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2020	491,475	810,000	589,300	1,357,626	2,039,116	20,391	(3,611,491)	(3,591,100)
Issuance of Stock	-	-	29,546	-	-	-	-	-
Loss from Issuance of Redeemable, Convertible Series B Preferred Stock	-	-	-	-	-	-	(73,555)	(73,555)
Net Income (Loss)	-	-	-	-	-	-	(1,047,499)	(1,047,499)
Ending Balance 12/31/2020	491,475	810,000	618,846	1,357,626	2,039,116	20,391	(4,732,545)	(4,712,154)
Issuance of Stock	-	-	30,942	-	-	-	-	-
Loss from Issuance of Redeemable, Convertible Series B Preferred Stock	-	-	-	-	-	-	(77,030)	(77,030)
Net Income (Loss)	-	-	-	-	-	-	(1,519,230)	(1,519,230)
Ending Balance 12/31/2021	491,475	810,000	649,788	1,357,626	2,039,116	20,391	(6,328,805)	(6,308,414)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(1,519,230)	(1,047,499)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	2,620
Amortization	26,622	26,622
Accounts Payable	124,605	163,115
Accrued Liabilities	(87,304)	97,477
Inventory	(840,014)	(354,303)
Accounts Receivable	310,449	(431,290)
Prepaids	(92,889)	(2,183)
PPP Loan Forgiveness	(87,900)	-
Accrued Interest - Related Parties	66,274	334,637
Accrued Interest	65,950	2,210
Taxes Payable	9,462	13,146
Other	-	(7,724)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(504,745)	(155,673)
Net Cash provided by (used in) Operating Activities	(2,023,975)	(1,203,172)
INVESTING ACTIVITIES		
Machinery & Equipment Disposal	-	2,542
Deposit Recovered	-	24,492
Net Cash provided by (used in) Investing Activities	-	27,034
FINANCING ACTIVITIES		
Convertible Notes	2,550,000	50,000
Revenue-Based Financing & Factoring Debt Repayment	(206,106)	-
Revenue-Based Financing & Factoring Debt Issuance	-	575,860
Notes Payable Repayment - Related Party	-	(8,299)
Net Cash provided by (used in) Financing Activities	2,343,894	617,561
Cash at the beginning of period	115,808	674,385
Net Cash increase (decrease) for period	319,919	(558,577)
Cash at end of period	435,727	115,808

Pangea Organics Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Pangea Organics Inc. ("the Company") was originally formed as Ablution Allusion LLC in Colorado on July 13th, 2016. On December 21st, 2016, the Company changed its entity structure and name in the state of Colorado from a domestic limited liability company to Pangea Organics, Inc. which is a Delaware C Corporation. The Company plans to earn revenue through the domestic production, manufacturing, and sale of proprietary organic soap formulations through the leveraging of third-party logistics manufacturing and shipping partners to both retail and wholesale customers. The Company's headquarters is in Boulder, Colorado. The Company's customers are located the United States and Internationally.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability. The Company accrued a net allowance for bad debt as of December 31st, 2021 for approximately 2.5%.

Concentration of Revenue

The Company generated 34.57%, 5.68%, and 14.68% of its revenue in 2020, 2021, and 2022, respectively, from one customer.

Other Income

The Company had other income of $87,900 in 2021 as a result of their SBA loan in the same amount being forgiven.

Intangible Assets

A summary of the Company's intangible assets is below.

Property Type	**Useful Life in Years**	**Cost**	**Accumulated Amortization**	**Disposals**	**Book Value as of 12/31/21**
Formulations	15	166,667	(55,555)		111,112
Trademarks	15	166,666	(55,555)		111,111
Website	5	22,002	(10,824)		11,178
Grand Total	**-**	**355,335**	**(121,934)**	**-**	**233,401**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Prepaid Expenses

The Company had a prepaid expenses balance of $92,889 as of December 31st, 2021. The amount consists entirely of prepaid inventory.

Inventory

The Company had an inventory balance of $1,723,043 as of December 31st, 2021. The Company valuates its inventory on the FIFO (First-In, First-Out) method. The inventory consists of raw materials of $27,936, packaging inventory of $682,988, finished foods inventory of $997,129, and co-packing inventory of $14,989.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2020 and 2021 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2021:

Exercise Price	**Number Outstanding**	**Expiration Date**
$ 2.00	125,000	7/26/2024

A summary of the warrant activity for the years ended December 31, 2020 and 2021 is as follows:

	Shares	**Weighted-Average Exercise Price**
Outstanding at January 1, 2020	-	-
Grants	125,000	$2
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2020	125,000	$2
Grants	-	-
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2021	125,000	$2
	-	
Vested and expected to vest at December 31, 2021	125,000	$2
Exercisable at December 31, 2021	125,000	$2

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Colorado. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has entered into several convertible note agreements with a related party for the purposes of funding operations totaling $1,350,000. The interest on the notes ranged from 0% to 7%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2022 and 2023. The notes are convertible into Series B and C Preferred during a change of control or qualified financing event. The Company had accrued interest of $68,159 as of December 31st, 2021, related to these convertible notes.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Revenue-Based Financing and Factoring Debt:

The Company entered into various revenue-based financing agreements with a third party resulting in the Company receiving amounts of $256,970 in 2020 and $170,230 and $161,118 in 2021. If the amounts are not repaid within 15

days of the due dates in 2022, the amounts will accrue interest at 12% annually compounding monthly. The balance of these amounts was $184,156 as of December 31st, 2021.

The Company entered into various revenue-based financing agreements with a third party resulting in the Company receiving amounts of $44,000 in 2020 and $86,000 in 2021. The amounts all have maturity dates of 12 months. The amounts consisted of initial loan fees of $5,720 in 2020 and two loan fees of $5,590 each in 2021. The remainder is then paid off through payments equal to approximately 10% of the Company's percentage of sales. The balance of these amounts was $45,234 as of December 31st, 2021.

The Company entered into a factoring agreement with a third party resulting in the Company having a balance of $18,005 as of December 31st, 2021. The agreement requires the Company to pay 1.5% of the gross amount receivable until the amount is fully repaid.

Convertible and Other Notes Payables:

The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes ranged from 6-7%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2022 to 2023. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The Company had accrued interest of $382,542 related to these convertible notes as of December 31st, 2021.

The Company entered into an SBA EIDL loan totaling $149,900 at a rate of 3.75% interest amortized over 30 years starting in 2021. The balance of the loan was $149,900 as of December 31st, 2021.

The Company entered into a PPP loan in 2020 resulting in the Company having a balance of $87,900. The loan accrued interest of 1% and was fully forgiven in 2021.

Debt Summary

				For the Year Ended December 2021				For the Year Ended December 2020			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Convertible Notes - Related Parties	1,350,000	5%-7%	2022	1,350,000	-	1,350,000	400,912	-	1,350,000	1,350,000	334,637
Convertible Notes	50,000	0%-7%	2022-2023	3,550,000	50,000	3,600,000	68,159	-	1,050,000	1,050,000	2,210
PPP Loan	87,900	1%	2022	-	-	-	-	-	87,900	87,900	-
SBA Loan	149,900	3.75%	2051	4,997	144,903	149,900	-	-	149,900	149,900	-
Total				4,904,997	194,903	5,099,900	469,071	-	2,637,800	2,637,800	336,847

Convertibles and Other Notes Payable Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	4,904,997
2023	54,997
2024	4,997
2025	4,997
2026	4,997
Thereafter	124,917

NOTE 6 – EQUITY

The Company has authorized 4,000,000 of Common shares with a par value of $0.01 per share. 2,039,100 voting Common shares were issued and outstanding as of December 31st, 2021.

Voting: 3,920,335 are voting and 79,665 are designated as non-voting. Voting Common Stockholders are entitled to one vote per share.

Dividends: The holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 1,000,000 shares of Series A Preferred shares with a par value of $.01 per share. 491,475 Series Seed A Preferred shares were issued and outstanding as of December 31st, 2021.

Voting: Preferred shareholders of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the Preferred Stock held by such holder are convertible to as of the record date for determining Stockholders entitled to such a vote.

Dividends: The holders of the Series A Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on Preferred Stock are in preference to and prior to any payment of any dividend on Common Stock and are not cumulative. As of December 31, 2021, no dividends had been declared.

Redemption: On or after December 21, 2016, the Company, at the written election of any holder of the Series A Preferred shares redeemable convertible Preferred Stock, is required to redeem all or any portion of the shares of Series A Preferred shares redeemable convertible Preferred Stock held by such holder at a redemption price of $2.1568 and all declared and unpaid dividends thereon.

Conversion: Preferred shareholders have the right to convert shares into Common Stock at a rate pursuant to Section 4 of the Stock Purchase Agreement dated December 21, 2016. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

The Company has authorized 883,555 shares of Series B Preferred shares with a par value of $.01 per share. 649,788 Series B Preferred shares were issued and outstanding as of December 31st, 2021.

Voting: Preferred shareholders of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the Preferred Stock held by such holder are convertible to as of the record date for determining Stockholders entitled to such a vote.

Dividends: The holders of the Series B Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on Preferred Stock are in preference to and prior to any payment of any dividend on Common Stock and are not cumulative. As of December 31, 2021, no dividends had been declared.

Redemption: On or after May 8, 2018, the Company, at the written election of any holder of the Series B Preferred shares redeemable convertible Preferred Stock, is required to redeem all or any portion of the shares of Series B Preferred shares redeemable convertible Preferred Stock held by such holder at a redemption price of $2.4895 plus all declared and unpaid dividends thereon.

Conversion: Preferred shareholders have the right to convert shares into Common Stock at a rate pursuant to Section 4 of the Stock Purchase Agreement as revised dated May 8, 2018. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

The Company has authorized 2,000,000 shares of Series C-1, C-2, and C-3 Preferred shares with a par value of $.01 per share. No shares were issued and outstanding as of 2020 and 2021.

Voting: Preferred shareholders of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the Preferred Stock held by such holder are convertible to as of the record date for determining Stockholders entitled to such a vote.

Dividends: The holders of the Series C Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on Preferred Stock are in preference to and prior to any payment of any dividend on Common Stock and are not cumulative. As of December 31, 2021, no dividends had been declared.

Redemption: On or after March 15, 2022, August 31, 2022, and March 15, 2023, the Company, at the written election of any holder of the Series C Preferred shares redeemable convertible Preferred Stock, is required to redeem all or any portion of the shares of Series C Preferred shares redeemable convertible Preferred Stock held by such holder at a weighted average redemption price of $3.35, $4.24, and $4.38 respectively plus all declared and unpaid dividends thereon.

Conversion: Preferred shareholders have the right to convert shares into Common Stock at a rate pursuant to Section 4 of the Stock Purchase Agreement as revised dated April 15, 2022. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A, B, and C Preferred Stock are entitled to receive prior to, and in preference to, any distribution to the Common Stockholders.

	Shares Authorized	**Shares Outstanding**	**Net Carrying Value**	**Liquidation Preference**
Series A Preferred Stock	1,000,000	491,475	1,060,013	1,060,013
Series B Preferred Stock	883,555	649,788	1,617,647	1,617,647
Series C Preferred Stock	2,000,000	-	-	-
Total at December 31st, 2021	3,883,555	1,141,263	2,677,661	2,677,661

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 10, 2023, the date these financial statements were available to be issued.

In 2022, the Company entered into a capital loan agreement in which it received a total of $40,000. The loan contains a loan fee of $4,454 and requires a repayment percentage of 30% every 90 days until a total of $44,454 is paid.

The Company entered into a convertible note agreement totaling $500,000 for the purposes of funding operations. The interest on the note was 6% for the first 9 months after issuance and increases to 12% afterwards. The amount is to be repaid at the demand of the holder prior to conversion with maturity in 2025. The note is convertible into shares of the Company's common stock at no stated discount during a change of control or qualified financing event.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses. The entity has not

commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.